Request for Financial Statements

In accordance with National Instrument 51-102 - Continuous Disclosure Obligations, registered and beneficial shareholders may elect annually to receive a copy of our annual financial statements and corresponding management discussion and analysis ("MD&A") or interim financial statements and the corresponding MD&A, or both.

If you wish to receive these documents this year, please return this completed form to:

PLATINUM GROUP METALS LTD.

Suite 838 - 1100 Melville Street

Vancouver, B.C. V6E 4A6

or fax to (604) 484-4710

You will not automatically receive copies of the financial statement(s) unless this card is completed and returned. Copies of all previously issued annual and quarterly financial statements and related MD&A are available to the public on the SEDAR website at www.sedar.com.

I HEREBY CERTIFY that I am a registered and/or beneficial holder of the Company, and as such, request that my name be placed on the Company's Mailing List in respect to its annual and/or interim financial statements and the corresponding MD&A for the current financial year.

Please send me:

Interim Financial Statements with MD&A

 Annual Financial Statements with MD&A

PLEASE PRINT

FIRST NAME           LAST NAME

ADDRESS

CITY PROVINCE/ STATE COUNTRY  POSTAL / ZIP CODE

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EMAIL SIGNATURE OF SHAREHOLDER

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